OBER, KALER, GRIMES & SHRIVER
 A PROFESSIONAL CORPORATION
     ATTORNEYS AT LAW
                                                   120 East Baltimore Street
                                                 Baltimore, Maryland 21202-1643
                                                        (410) 685-1120


                                         October 30, 1996



Scudder Global Fund, Inc.
345 Park Avenue
New York, New York  10154


Gentlemen:

     Scudder Global Fund, Inc. ("Scudder") is a corporation organized under the laws of the State of Maryland on May 15, 1986, having its principal place of business in New York, New York. Scudder has five authorized series of stock, the Global Fund series, the International Bond Fund series, the Short Term Global Income Fund series, the Global Small Company series, and the Emerging Markets Income series. The International Bond Fund series consists of two hundred million (200,000,000) authorized shares of capital stock, with a par value of One Cent ($0.01) per share.

     We further understand that, pursuant to the provisions of Rule 24f-2, you are about to file with the Securities and Exchange Commission a notice making definite registration of 7,198,026 shares of capital stock of Scudder's International Bond Fund Series (the "Shares") sold in reliance upon Rule 24f-2 during the fiscal year ended June 30, 1996.

     We have examined original or copies, certified or otherwise identified to our satisfaction, of the Charter, By-Laws as amended, and records of corporate proceedings of Scudder, and such affidavits and advice from officers of Scudder or from public officials, as we have deemed necessary or appropriate for the purpose of this opinion.

     We are of the opinion that Scudder may legally and validly issue and sell the Shares from time to time upon reciept by Scudder of cash consideration for each Share in an amount not less than the net asset value per share of
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Scudder Global Fund, Inc.
October 30, 1996
Page 2

Scudder's International Bond Fund series, determined in accordance with the Charter, Bylaws and policies of the Board of Director. We are further of the opinion that when sold as herin provided, such Shares will be legally issued, fully paid and non-assessable. In rendering the foregoing opinions we have assumed that at no time prior to the date when all of the Shares are issued will the existing corporate authorization to issue the Shares be amended, repealed or revoked or the total number of the issued shares of capital stock of the International Bond Fund series exceed 200,000,000, and that at all times the net asset value per share of the International Bond Fund series will exceed One Cent ($0.01).

     We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940 or the securities laws of any state with respect to the issuance of the Shares.

     We consent to your filing this opinion with the Securities and Exchange Commission in connection with the Rule 24f-2 Notice which you are about to file pursuant to the Investment Company Act of 1940.



                                           Sincerely,

                                           /s/Ober, Kaler,Grimes & Shriver
                                           A Professional Corporation